FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington,  D.C.  20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of:  October 2007

Commission File Number 0-22617

MINCO GOLD CORPORATION

(Formerly “Minco Mining & Metals Corporation”)

(Registrant's name)

1055 West Georgia Street, Suite 2772

Vancouver, British Columbia, Canada  V6E 3R5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F

☑

Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

All reference to dollar or $ is in Canadian dollars unless otherwise stated.

1.

October 15, 2007

Minco Silver Corporation is pleased to announce the appointment of Mr. Garnet Clark as Chief Financial Officer of the Company effective October 10th, 2007.  Mr. Clark, a Certified Management Accountant (CMA), is a senior executive with two decades of national and international experience in the resource sector.

The Registrant is a major shareholder of Minco Silver Corporation.

2.

Exhibits

2.1

News Release dated October 15, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINCO GOLD CORPORATION

(Registrant)

/s/Garnet Clark

Date:  October 15, 2007

Garnet Clark

Chief Financial Officer

Exhibit 2.1

TSX: MSV
For Immediate Release	October 15, 2007

NEWS RELEASE

MINCO SILVER APPOINTS GARNET CLARK CHIEF FINANCIAL OFFICER

Minco Silver Corporation (the "Company" or "Minco Silver") (TSX: MSV) is pleased to announce the appointment of Mr. Garnet Clark as Chief Financial Officer of the Company effective October 10th, 2007.  Mr. Clark, a Certified Management Accountant (CMA), is a senior executive with two decades of national and international experience in the resource sector. He was appointed to the Board of Governors for the Northern Alberta Institute of Technology (NAIT) in October of 2004 and has been the Chair of the Finance & Audit Committee since May of 2005.  He is currently the Vice President, Finance and Chief Financial Officer for East Energy Corp. and served for two decades with Sherritt International Corp., during which time he filled a number of senior positions, including 11 years as the CFO of the company's metals, oil/gas, and coal businesses. Mr. Clark is also former Vice-President, Finance and Chief Financial Officer of Luscar, Canada's largest coal company. At Luscar, from 2003 to 2006, Mr. Clark helped the company achieve its status as one of the safest and most efficient coal miners in the world, while at the same time generating an overall improvement in cash flow.

Minco Silver Chairman & CEO Dr. Ken Cai commented: “We are delighted to welcome Mr. Clark.  Garnet brings not only strong accounting and financing expertise, but also successful mine development and operating experience.  His broad spectrum of talents compliments our management team and will help guide us through the Feasibility and construction phases at Fuwan as Minco Silver continues its journey to becoming an important silver producer.”

Minco Silver would also like to announce that Matthew Kavanagh has resigned as Chief Financial Officer.  The Company would like to thank him for his efforts and wishes him well in his future endeavors.

About Minco Silver

Minco Silver Corporation (TSX: MSV) is a TSX company focusing on the acquisition and development of silver dominant projects in China.  The Company is the exclusive vehicle for pursuing silver opportunities in China pursuant to a strategic alliance agreement between Minco Gold Corporation (formerly “Minco Mining & Metals Corporation”) (TSX:MMM/AMEX:MGH/FSE:MI5) and Silver Standard Resources (TSX:SSO).  For more information on Minco and its properties, please visit the website at www.mincosilver.ca  or contact Ute Koessler at 1-888-288-8288 or (604) 688-8002 info@mincosilver.ca.

ON BEHALF OF THE BOARD

“Dr. Ken Z. Cai”

Chairman & CEO

The Toronto Stock Exchange does not accept responsibility for the accuracy of this news release.  Certain terms or statements made that are not historical facts, such as anticipated advancement of mineral properties or programs, productions, sales of assets, exploration plans or results, costs, prices, performance are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, and involve a number of risks and uncertainties that could cause actual results to differ materially from those projected, anticipated, expected or implied.  These risks and uncertainties include, but are not limited to; metals price volatility, volatility of metals production, project development risks and ability to raise financing.  The Company undertakes no obligation and has no intention of updating forward-looking statements.